U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                 Commission File Number 1-483

                      NOTIFICATION OF LATE FILING
(Check One):( )Form 10-K and Form 10-KSB( )Form 20-F( )Form 11-K
(X) Form 10-Q and Form-10-QSB ( ) Form N-SAR
For Period Ended:          March 31, 1997
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( )Transition Report on Form 10-K ( )Transition Report on Form 10-Q
( )Transition Report of Form 20-F ( )Transition Report on form N-SAR ( )Transition Report on Form 11-K
For the Transition Period Ended:
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           Read attached instruction sheet before preparing form.
                            Please print or type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                      Part I--Registrant Information

Full name of registrant      Mallinckrodt Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
                             7733 Forsyth Boulevard
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City, State and Zip Code     St. Louis, Missouri    63105-1820
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                      Part II--Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
( ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
( )  (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

                            Part III--Narrative
State below in reasonable detail the reasons why form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On May 15, 1997 the Board of Directors of the Registrant approved an agreement to divest of the animal health segment. This action requires the animal health segment to be reclassified as discontinued operations. Because the decision of the Board of Directors occurred on the day the Registrant was required to file its Form 10-Q for the quarterly period ended March 31, 1997, the Form 10-Q could not be filed on a timely basis. The Company expects to file its Form 10-Q for the quarterly period ended March 31, 1997 by May 20, 1997.

                      Part IV--Other Information
     (1) Name and telephone number of person to contact in regard to this notification
      Michael A. Rocca            314              854-5200
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         (Name)              (Area code)       (Telephone number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).

                                         (X) Yes    (   ) No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         (   ) Yes    (X) No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Mallinckrodt Inc.
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            (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       May 16, 1997      By     MICHAEL A. ROCCA
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                                  Michael A. Rocca
                                  Senior Vice President and
                                  Chief Financial Officer